[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

January 24, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on January 11, 2017, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 23, 2016, which relates to Nuveen Symphony Low Volatility Equity Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

PROSPECTUS

COMMENT 1 — COVER PAGE

Please provide the ticker symbol for Class T shares on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbol has been added to the cover pages and has been updated on EDGAR.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND AND FUND PERFORMANCE

In order to accelerate effectiveness of a Rule 485(a) filing, please file on EDGAR a Rule 485(a) filing that includes all of the information in the “Annual Fund Operating Expenses” table and in the “Fund Performance” section.

RESPONSE TO COMMENT 2

The information for the “Annual Fund Operating Expenses” table and the “Fund Performance” section has been provided in a Rule 485(a) filing.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Footnote 6 to the “Annual Fund Operating Expenses” table states that “Other Expenses are estimated for the current fiscal year.” Please explain supplementally why you believe the expenses for Class T shares will be materially different from other share classes or delete this footnote. See Instruction 3(d)(ii) to Item 3 of Form N-1A.

RESPONSE TO COMMENT 3

Footnote 6 to the “Annual Fund Operating Expenses” table has been deleted.

COMMENT 4 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CLASS A SHARES

In the footnote to the Class A sales charge table, please add a cross-reference to the “How to Reduce Your Sales Charge” section and state that a discussion of the contingent deferred sale charge (“CDSC”) waivers and reductions could be found there.

RESPONSE TO COMMENT 4

The footnote has been revised in response to this comment.

COMMENT 5 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CLASS C SHARES

Please disclose that shareholders may qualify for a reduced sales charge or have the sales charge waived as discussed in the “How to Reduce Your Sales Charge” section.

RESPONSE TO COMMENT 5

The requested disclosure has been added in response to this comment.

COMMENT 6 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

In the first paragraph, please bold the third, fourth and fifth sentences.

RESPONSE TO COMMENT 6

The requested revision has been made in response to this comment.

COMMENT 7 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE — CDSC WAIVERS AND REDUCTIONS

Please briefly describe all arrangements that result in reductions or waivers of the CDSC, as set forth in the statement of additional information. See Item 12(a)(2) of Form N-1A. In addition, in the last sentence, please include a cross-reference to the appendix titled “Variations in Sales Charge Reductions and Waivers Available Through Certain Intermediaries.”

RESPONSE TO COMMENT 7

The requested disclosures have been added in response to this comment.

COMMENT 8 — HOW YOU CAN BUY AND SELL SHARES — HOW SELL SHARES — CONTINGENT DEFERRED SALES CHARGE AND GENERAL INFORMATION — DISTRIBUTION AND SERVICE PAYMENTS

Please disclose the information required by Items 12(a) and 12(b) of Form N-1A in one place in the prospectus. See General Instructions C.3(a) to Form N-1A.

RESPONSE TO COMMENT 8

The information required by Item 12(b) has been added adjacent to the information required by Item 12(a) in the section “How You Can Buy and Sell Shares – What Share Classes We Offer.” Additionally, a reference to the “Distribution and Service Payments – Distribution and Service Plan” section has been added so that investors can find more information about the Fund’s 12b-1 fees.

COMMENT 9 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

Please confirm supplementally that the Fund will post this appendix on its website.

RESPONSE TO COMMENT 9

Management confirms that the Fund will post this appendix on its website.

COMMENT 10 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

The last sentence of the first paragraph under the “Class A and Class C Share Sales Charge Reductions and Waivers Available Through Merrill Lynch” section states: “Additional details regarding these waivers and discounts are available from Merrill Lynch.” However, all information concerning sales charge waivers and discounts variations must be disclosed in the prospectus. Please revise this statement to clarify that an investor should contact Merrill Lynch solely to determine his or her eligibility for a waiver.

RESPONSE TO COMMENT 10

The requested revision has been made in response to this comment.

COMMENT 11 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

In the seventh item under the “Class A and Class C Share Sales Charge Reductions and Waivers Available Through Merrill Lynch — Front-End Sales Load Waivers on Class A Shares Available at Merrill Lynch” section, please clarify the meaning of “level-load.”

RESPONSE TO COMMENT 11

“Level-load” refers to the Fund’s Class C shares. The reference has been removed to avoid confusion.

COMMENT 12 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

Please consider whether shares purchased through reinvested dividends and capital gains distributions should be included under the “Class A and Class C Share Sales Charge Reductions and Waivers Available Through Merrill Lynch — CDSC Waivers on A and C Shares Available at Merrill Lynch” section.

RESPONSE TO COMMENT 12

The requested disclosure has been added in response to this comment.

COMMENT 13 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

For the third item under the “Class A and Class C Share Sales Charge Reductions and Waivers Available Through Merrill Lynch — Front-End Load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent” section, please disclose if this item is different from the letter of intent described in the prospectus.

RESPONSE TO COMMENT 13

The discounts available at Merrill Lynch through letters of intent are different from the letters of intent described in the prospectus. The referenced disclosure has been revised accordingly.

COMMENT 14 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

Please consider whether “Class T Share Sales Charge Waivers” should be revised to state “Class T Share Sales Charge Waivers Available Only Through Specified Intermediaries.”

RESPONSE TO COMMENT 14

The heading has been revised in response to this comment

COMMENT 15 — APPENDIX TITLED “VARIATIONS IN SALES CHARGE REDUCTIONS AND WAIVERS AVAILABLE THROUGH CERTAIN INTERMEDIARIES”

Please note that in order to accelerate effectiveness of a Rule 485(a) filing, the Fund must have a completed appendix that includes the information for all intermediaries and the Class T shares.

RESPONSE TO COMMENT 15

The intermediaries that have currently entered into an agreement with the Fund’s distributor to reduce or waive the Class A or Class C shares sales charges are listed in the appendix. However, no intermediary has currently entered into an agreement with the Fund’s distributor to waive the Class T shares sales charge. This disclosure has been revised accordingly and will be updated as appropriate when an intermediary enters into an agreement with the Fund’s distributor.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 16 — STATEMENT OF ADDITIONAL INFORMATION

Please note that in order to accelerate effectiveness of a Rule 485(a) filing, the Fund must have a completed and updated filing as required by Form N-1A.

RESPONSE TO COMMENT 16

The Fund has completed and updated the registration statement as required by Form N-1A.

COMMENT 17 — PURCHASE AND REDEMPTION OF FUND SHARES —REDUCTION OR ELIMINATION OF UP-FRONT SALES CHARGE ON CLASS A SHARES

Under the “Elimination of Sales Charge on Class A Shares” subsection, please disclose that the front-end sales load for Class A Shares is not imposed on shares purchased through reinvested dividends and capital gains distributions.

RESPONSE TO COMMENT 17

The requested disclosure has been added in response to this comment.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren